TMM Company Contact:                                          AT Dresner Corporate Services::
Verónica Tego Sánchez, CFO                        David Gutierrez (investors, analysts, media)
011-52-55-5629-8866                                                     312-780-7204
veronica.tego@tmm.com.mx                                      dgutierrez@dresnerco.com

Miguel Angel Gonzalez, Investor Relations
011-52-55-5629-8866
miguel.a.gonzalez@tmm.com.mx

GRUPO TMM REPORTS THIRD QUARTER 2024 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

Third Quarter 2024 Results Include:

o	Consolidated Revenue growth of 77%.
o	Stockholders’ Equity of $2,049.8 million.
o	Financial Debt of 13.7 percent from Stockholders’ Equity.

Mexico City, October 31, 2024 – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation, infrastructure, and logistics Company, reported today its financial results for the third quarter of 2024.
Our third-quarter results underscore the strategic execution of the Company, primarily driven by robust growth in our maritime-related businesses. The Maritime Division reported a revenue increase of over 40%, attributed to the operation of a fleet of five specialized vessels known as "Loderos," compared to three Loderos in the same period of 2023, as well as enhancements in the operation of chemical tankers.
The Maritime Infrastructure Division recorded and will maintain a 100% occupancy rate for the remainder of the year.
Furthermore, we are pleased to announce that Francisco Estrada has joined Grupo TMM as Chief Operating Officer. Mr. Estrada brings over 25 years of experience in logistics, foreign trade, and supply chain management. His appointment will strengthen the Company’s operations and facilitate the expansion of our logistics-related services.
Consolidated revenue for the third quarter of 2024 was $504.7 million, reflecting a 77% increase compared to the same period in 2023. Consolidated revenue for the first nine months of 2024 reported $1,250.3 million.
Consolidated operating income for the third quarter of 2024 was $67.3 million, in contrast to $19.2 million for the same period last year. Consolidated operating income for the first nine months of 2024 reported earnings of $150.0 million.
Consolidated EBITDA for the third quarter of 2024 stood at $91.1 million, representing an increase of over 70% compared to the same period in 2023.

Headquartered in Mexico City, Grupo TMM is a Mexican company that provides comprehensive solutions in maritime transportation, maritime infrastructure, warehousing, and ports & terminals logistics operations, through its branch offices and network of subsidiary companies. For more information on Grupo TMM, please visit the company’s web site at www.tmm.com.mx. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	September 30,	December 31,
	2024	2023

Cash and cash in banks available	162.0	98.4
Restricted cash	1.7	1.7
Total cash and cash equivalents	163.6	100.0
Accounts receivable – Net	602.3	307.8
Other accounts receivable	302.5	231.5
Taxes to be recovered	83.9	195.2
Prepaid expenses and others current assets	50.5	45.7
Total current assets	1,203.0	880.2
Taxes to be recovered long term	195.5	195.5
Property, machinery and, equipment	2,001.5	1,905.2
Cumulative Depreciation	(107.7)	(100.7)
Property, machinery and, equipment – Net	1,893.8	1,804.4
Rights of use	70.9	148.0
Other assets	256.3	238.8
Total assets	3,619.5	3,266.8
Bank loans and current maturities of long-term liabilities	241.2	198.8
Leases short-term	26.4	67.1
Suppliers	415.8	363.1
Other accounts payable and accrued expenses	577.8	340.7
Total current liabilities	1,261.3	969.8
Bank loans	39.4	12.4
Leases long-term	63.5	100.4
Deferred taxes	126.9	132.5
Other long-term liabilities	78.7	77.4
Total long-term liabilities	308.5	322.7
Total liabilities	1,569.7	1,292.5
Total stockholders´ equity	2,049.8	1,974.4
Total liabilities and stockholders´ equity	3,619.5	3,266.8

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -
	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023

Maritime	407.6	175.3	853.4	593.1
Inland Logistics	16.0	16.8	57.0	58.6
Warehousing Services	39.2	44.6	131.3	97.5
Maritime Infrastructure	41.9	48.1	208.6	127.1
Revenue from freight and services	504.7	284.8	1,250.3	876.3
Maritime	(337.4)	(153.5)	(735.6)	(537.0)
Inland Logistics	(18.5)	(22.6)	(55.0)	(72.3)
Warehousing Services	(23.5)	(29.5)	(78.6)	(60.8)
Maritime Infrastructure	(32.2)	(35.0)	(149.8)	(85.9)
Cost of freight and services	(411.5)	(240.7)	(1,018.9)	(755.9)
Maritime	(0.6)	(8.4)	(16.4)	(25.1)
Inland Logistics	(3.9)	(2.7)	(9.0)	(10.4)
Warehousing Services	(17.9)	(20.3)	(53.9)	(40.6)
Maritime Infrastructure	(0.9)	(2.0)	(3.7)	(6.2)
Depreciation and amortization	(23.3)	(33.3)	(83.0)	(82.4)
Maritime	69.6	13.3	101.5	31.0
Inland Logistics	(6.4)	(8.5)	(7.0)	(24.1)
Warehousing Services	(2.2)	(5.1)	(1.1)	(3.9)
Maritime Infrastructure	8.8	11.2	55.1	35.0
Results by business	69.8	10.8	148.4	38.1
Corporate expenses	(14.9)	(15.3)	(46.0)	(47.6)
Corporate depreciation and amortization	(0.5)	(0.5)	(1.6)	(1.7)
Non-recurring (expenses) income	12.9	24.3	49.2	24.8
Operating (loss) gain	67.3	19.2	150.0	13.7
Financial (expenses) income - Net	(6.7)	(6.6)	(19.8)	(19.9)
Leases financial expenses	(4.0)	(5.1)	(14.0)	(18.2)
Exchange gain (loss) - Net	(8.2)	(12.5)	(40.9)	15.6
Net financial cost	(18.9)	(24.2)	(74.6)	(22.5)
(loss) gain before taxes	48.3	(5.0)	75.4	(8.9)
Provision for taxes	-	10.0	-	20.2

Net (loss) gain for the period	48.3	5.0	75.4	11.3

Attributable to:
Minority interest	0.1	0.2	0.2	(0.0)
Equity holders of GTMM, S.A.B.	48.2	4.9	75.1	11.4

Weighted average outstanding shares (millions)	174.55	102.18	174.55	102.77
Income (loss) earnings per share (pesos/share)	0.28	0.05	0.43	0.11

Outstanding shares at end of period (millions)	174.55	155.27	174.55	155.27
Income (loss) earnings per share (pesos/share)	0.28	0.03	0.43	0.07

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023

Net gain (loss) for the period	48.3	5.0	75.4	11.3
Depreciation & amortization	23.8	33.9	84.7	84.0
Deferred taxes	(1.0)	(11.3)	(5.6)	(23.3)
Other non-cash items	(5.6)	8.8	34.7	35.5
Total non-cash items	17.2	31.4	113.9	96.2
Changes in assets & liabilities	5.7	(15.3)	(4.7)	(64.0)
Total adjustments	22.9	16.1	109.2	32.2
Net cash provided by (used in) operating activities	71.3	21.1	184.6	43.6

Proceeds from sales of assets	1.8	10.1	2.5	10.3
Payments for purchases of assets	(23.5)	(0.4)	(108.3)	(6.4)
Net cash provided by (used in) investment activities	(21.7)	9.8	(105.8)	4.0

Short-term borrowings (net)	4.3	(5.0)	1.1	(10.0)
Repayment of leases	(29.3)	(5.7)	(61.8)	(35.3)
Proceeds from (repayment of) long-term debt	11.3	(1.2)	41.0	(7.2)
Shares issuance	-	111.5	-	111.5
Net cash provided by (used in) financing activities	(13.7)	99.6	(19.7)	58.9
Exchange effect on cash	2.30	4.0	4.6	(7.5)
Net increase (decrease) in cash	38.1	134.5	63.6	98.9
Cash at beginning of period	125.5	61.2	100.0	96.8
Cash at end of period	163.6	195.7	163.6	195.7

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.